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SE 05037464 MISSION

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RECEIVED FEB 2 8 2005 213 (SEC MAIL PROCESSING SECTION, WASH. D.C.)

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROCKWELL FINANCIAL GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 W. OLD COUNTRY ROAD, Unit 248-1
(No. and Street)

HICKSVILLE (City) NY (State) 11801 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL HALKITIS (516) 932-2100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

INCORVAIA & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

380 N. BROADWAY, suite 408 (Address) JERICHO (City) NY (State) 11753 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TLH 3/1

OATH OR AFFIRMATION

I, MICHAEL J. HALKITIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROCKWELL FINANCIAL GROUP INC, as of DECEMBER 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DENNIS T. COGLIANESE
NOTARY PUBLIC, STATE OF NEW YORK
[illegible]435
QUAL[illegible] [illegible]AU COUNTY
COMMISSION EXPIRES 1/31/07

Signature

PRESIDENT / FINNOP
Title

2/24/05
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rockwell Financial Group, Inc.

Financial Statements and Supplementary Schedules
Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

Year Ended December 31, 2004

ROCKWELL FINANCIAL GROUP, INC.
INDEX TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

INCORVAIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS
380 N. BROADWAY - SUITE 408
JERICHO, NEW YORK 11753-2109

ANTHONY C. INCORVAIA, CPA
EDWARD J. BEHAR, CPA

Tel: (516) 942-7600
Fax: (516) 942-3712

Independent Auditors' Report

To the Board of Directors and Stockholder of
Rockwell Financial Group, Inc.

We have audited the accompanying statement of financial condition of Rockwell Financial Group Inc. as of December 31,2004 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to the Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockwell Financial Group, Inc. as of December 31,2004 and the results of its operations and its cash flows for the year then ended inconformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the additional information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Incorvaia & Associates

Jericho, New York
February 16, 2005

Rockwell Financial Group, Inc.
Statement of Financial Condition
December 31,2004

ASSETS

Cash	$	5,227
Accounts receivable - net allowance for doubtful accounts of $0		488
Commissions receivable		11,691
Due from related company		830
Prepaid expenses		10,142
Total current assets		28,378
Other investment		3,300
Clearing firm deposit		10,000
		13,300
Total Assets		41,678

LIABILITY AND STOCKHOLDER'S EQUITY

LIABILITY		
Accrued expense		9,419
Total Liability		9,419
STOCKHOLDER'S EQUITY		
Common stock, no par value, 100 shares authorized, issued and outstanding		100
Additional paid-in capital		149,789
Accumulated deficit		(117,630)
Total Stockholder's Equity		32,259
Total Liability and Stockholder's Equity	$	41,678

See notes to the financial statements.

Rockwell Financial Group, Inc.
Statement of Operations
For the Year Ended December 31,2004

Revenues	
Commissions	$ 126,392
Total Revenues	126,392
Expenses	
Salary and commission expense	42,189
Rent	37,197
Telephone	18,874
Licenses, fees and memberships	13,196
Travel and entertainment	11,432
Office expenses	4,503
Postage & express mail	3,870
Miscellaneous	3,216
Professional fees	2,000
Repairs	2,000
Payroll taxes	1,065
State filing fees	50
Security	677
Insurance	583
Bank service charges	520
Contributions	250
Total Expenses	141,622
Net Loss	$ (15,230)

See notes to the financial statements

Rockwell Financial Group, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31,2004

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balances at January 1,2004	100	$ $100	$ 121,139	$ (102,400)	$ $18,839
Capital Contributions	-	-	28,650	-	28,650
Capital Withdrawals	-	-	-	-	-
Net Loss for the Year Ended December 31, 2004	-	-	-	(15,230)	(15,230)
Balances at December 31,2004	100	$ $100	$ 149,789	$ (117,630)	$ $32,259

See notes to the financial statements.

Rockwell Financial Group, Inc.
STATEMENT OF CASH FLOWS
Year Ended December 31,2004

Cash flows From Operating Activities	
Net loss	$ (15,230)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:	
Changes in Operating Assets and Liabilities	
Decrease in accounts receivable	(447)
Increase in commissions receivable	(11,691)
Increase in prepaid expenses	(1,602)
Increase in accrued expenses	7,919
Total Adjustments	(5,821)
Net Cash Used by Operating Activities	(21,051)
Cash Flows From Financing Activities	
Clearing firm deposit	(10,000)
Proceeds from capital contributions	28,650
Net Cash Provided by Financing Activities	18,650
Net Decrease in Cash	(2,401)
Cash - January 1,2004	7,628
Cash - December 31,2004	$ 5,227

See notes to the financial statements.

SUMMARY OF SIGNIFICANTACCOUNTING POLICIES

Nature of Organization

Rockwell Financial Group, Inc. (The Company) was incorporated on March 5, 1998 in the state of New Jersey for the sole purpose as securities brokerage. The Company is a wholly owned subsidiary of Rockwell Capital Corp., a Delaware corporation.

Revenue Recognition

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses also recorded on a settlement date basis.

Accounts Receivable

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts in required. If amounts become uncollectible, they are charged to operations when that determination is made. During 2004, there were no accounts receivable write-offs.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary differences are expected to reverse. Deferred taxes are also recognized for operating losses that are available to offset future federal and state income taxes.

Uses of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

OFF-BALANCE SHEET RISK

The Company enters intro transactions that may have off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss is greater than the value reflected in the Company's financial statements.

The Company is subject to certain risks arising from its transactions with counterparties if the counterparty fails to perform its obligations under the contractual terms.

PREPAID EXPENSES

Prepaid expenses at December 31, 2004 consist of licenses and fees of $10,142.

OTHER INVESTMENTS

This represents the Company's ownership of warrants of a private placement offering. As of December 31, 2004, cost approximates fair value.

NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed15 to1. The rule of the Exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, the firm must maintain 120% of its minimum net capital requirement in accordance with Securities and Exchange Rule 17a-11(b) (1). At December 31, 2004, the Company had net capital of $17,987, which was $12,987 in excess of its required net capital of $5,000. The Company's net capital ratio was .52 to 1.

INCOME TAXES

The Company has a net operating loss carry forward of approximately $117,522 available to offset future taxable income through 2023.

The total deferred tax asset is as follows:

Deferred tax asset	$	41,000
Valuation allowance		(41,000)
Net Deferred Tax Asset	$	-

The valuation account has increased by $4,000 as of December 31, 2004.

RELATED PARTY TRANSACTIONS

Rockwell Financial Group, Inc. shares office facilities with Rockwell Capital Corp., its parent company. As such, the two companies allocate common expenses such as rent, telephone, utilities, office supplies, travel, postage, and advertising.

At December 31, 2004, amount due from this related company represents the unremitted portion of the allocated expense described above.

Rockwell Financial Group, Inc.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31,2004

NET CAPITAL		
Total Stockholder's Equity	$	32,259
Total Capital and Allowable Subordinated Liabilites		
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		(10,142)
Due from related company		(830)
Other investments		(3,300)
Total Non-Allowable Assets		(14,272)
Net Capital		17,987
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition		
Accrued expenses		9,419
Total Aggregate Indebtedness		9,419
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required (6 2/3% of total aggregate indebtedness)		100
Minimum dollar net capital requirement		5,000
Net Capital Requirement		5,000
Excess Net Capital	$	12,987
Ratio Aggregate Indebtedness to Net Capital		.52 to 1

There were no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of December 31, 2004.

Computations for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission As of December 31, 2004

The Company claims an exemption from the reserve requirement under paragraph (k) (2) (ii) of Rule 15c3-3.

INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL STRUCTURE

The Board of Directors and Stockholder's
Rockwell Financial Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Rockwell Financial Group, Inc. (the Company, for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures forth purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to access whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lucina & Asociates

Jericho, New York
February 16, 2005